



MAKE YOUR MARK WITH WORTHPOINT

WorthPoint is the largest resource for identifying, researching, and valuing antiques, art, and vintage collectibles. Our suite of online and mobile offerings consists of an extensive database, a detailed catalog of Maker's Marks and other identifying indicators, as well as access to a library of reference books and price guides from leading publishers in a wide range of antiques and collecting categories.



OUR MISSION

To empower the antique and collectible industry by providing a steady stream of new data and quality information — helping improve the pricing transparency that exists between sellers and buyers.

TRACTION

1.5M
Monthly website visits*

4M
Monthly pageviews*

12,000
Monthly paid subscriptions*

*Data based on reports for May 15 - June 15, 2016



OPPORTUNITY

500M
Estimated images on items sold

100K
In MAPS (Marks, Autographs, Patterns, & Symbols) database

300M
Historical prices and web pages

WorthPoint is using disruptive technology to modernize the process of valuing antiques and collectibles -- a traditionally paper publishing market -- by providing a revolutionary digital experience and is quickly becoming the Bloomberg reporting system for the projected 500 billion dollar antiques and collectibles market. As a first mover, WorthPoint has built an irreplaceably large database and a proven, scalable business model.

Worthpoint currently maintains
12,000 monthly paying customers
and generates revenue through its online Worthopedia Price Guide
and Marks & Library subscriptions.



WorthPoint maintains a strong pipeline of potential users through its partnership with eBay, Heritage Auctions, and other well-known resale platforms, and projects a large increase in users during the next several years. WorthPoint believes it is well positioned to acquire more customers through its reseller program and marketing efforts.



PRIMARY REVENUE STREAMS

Worthopedia Price Guide
$19⁹⁹/mo
$199⁹⁹/year

WorthPoint's Worthopedia Price Guide offers users access to the most pricing data on antiques & collectibles available anywhere. By integrating its platform with dozens of auction houses, including eBay and Heritage, WorthPoint is able to provide instant pricing data on any item. Available on desktop or mobile, WorthPoint offers historical data on 300 million items with 500 million images and growing.

Marks & Library
$32⁹⁹/mo
$356⁹⁹/year

Updated weekly, WorthPoint's Marks & Library offers users access to its robust antiques & collectibles digital library. The WorthPoint Marks & Library consists of over 100,000 marks, autographs, patterns, and symbols (M.A.P.S.), which include identification information and origin history of each item. It also includes access to nearly 1,000 books online for reading and research, and covers glass, china, coins, currency, tools, and more.

Worthopedia + Marks & Library
$49⁹⁹/mo
$539⁹⁹/year

A combination of the Worthopedia Price Guide and Marks & Library, this option offers users access to all of the resources available on WorthPoint.com!

MARKET SUMMARY

Both the US and Worldwide markets, to which WorthPoint sells identification and valuation tools, are highly fragmented. In aggregate, these include homeowners and collectors who are either disposing of or buying items for collecting, as treasure assets, as gifts, or for general use in a home. In addition to collectors and homeowners, potential customers also include:

Potential Customers



Taxing Authorities

Libraries

Estate Liquidators, Attorneys, and Mediators

Insurance Companies

Reselling Shops & Collectible Stores

Asset Based Lenders, Pawn Shops, and Casinos

Independent Sellers

Auctioneers

WorthPoint services tailor to a fluid market and often transient groups of persons, which may include the multiple transactions of an item several times within the same year with an item being sold from an estate, to an antique dealer, and then to a homeowner. Additionally, multiple people may use WorthPoint's data in one transaction. For example, when an item is sold by an estate, users of the data may include an heir, estate liquidator, appraiser, taxing authority, and the actual buyer. While it is impossible to come up with a precise number of potential users or applicable annual worldwide market commerce size for WorthPoint's database, the following are several statistics of sub-markets relevant to WorthPoint within the United States:

Market Key Points

- The US in-store resale industry has an estimated annual revenue of **$17 billion**. This industry includes resale shops, consignment shops, thrift shops, and antique stores, and excludes stores that sell cars, boats, trailers, and mobile homes.
- The US has over **1100 established flea markets with 2.25 million vendors** conducting over **$30 billion in sales** annually. Flea markets are visited by over **150 million** customers each year.
- The total annual revenue of the US garage sales market is estimated at over **$219 million**, or **$4.2 million** per week with an average of just under **5 million** items sold to an estimated **690,000 buyers** each week.
- The US estate sales market accounts for over **$100 million** in revenue each month with the **average amount of goods sold per sale $8,300**. The market includes over **5 million** houses resold in the US per year employing an estimated **14,000 estate sale companies** in the US.
- The US art market is estimated at **$27.3 billion**, with the global market at **$63.8 billion** and a **38 million** estimated volume of sales.
- The US collectible stamp industry has been estimated at **$1.18 billion**, with the high end collector market making up about **$300-400 million**.
- The US rare coin market is estimated at **$3 billion**.
- The licensed market size for sports memorabilia (primarily US) is **$12 billion** with a **$2 billion** autograph market.
- In 2011, the US toy industry sold over **$21 billion**.

This list is quite endless and the venues are ever expanding. For example, the Brimfield Show, in Brimfield, MA, started in 1959 with one dealer and now has 20+ submarkets with some of these submarkets having dealer booths that could include more than one dealer in the booth. This show runs 3 times a year and the dealers often vary between events. It is reasonable to assume by the math that 10,000 sellers are at each Brimfield event. Another show, the 127 yard sale, started in the 1980s and spans 690 miles for a weekend each August. Other markets include countless auction houses in the US that fall under the level of fine art. An extreme example is Dixon's Furniture Auction in Crumpton, MD. They sell 3,000-6,000 lots a week and opened in 1961. Craigslist is another growing marketplace that is impossible to track.

In 2015, according to Wikipedia, the World Bank estimated the World's GWP, (Gross World Product) at $77.9 trillion dollars in 2014. Of this, $17.9 trillion was in the United States, or 23%. Based on the above, the annual turnover of goods in the US is well above $100 billion. Given collecting and reselling transcend the US, based on the US share of the GWP, the company extrapolates the market sales applicable to WorthPoint is quite large and approaching $500 billion annually.

WHY INVEST?

WorthPoint is a profitable company aiming to expand its digital knowledge-base, subscription services, and platform to a mainstream audience while providing a chance to invest in the company's entrance into what it believes is the 500 billion dollar collectibles market.

As a perk, those who invest in the company will gain special access to annual and lifetime savings on Worthpoint services.

>$1000	>$5000	>$10000	>$25000	>$50000
5% discount on services	15% discount on services	25% discount on services	1 day of appraisals with CEO Will Seippel	Trip with CEO Will Seippel to experience an antique market

This is an opportunity for anyone to get in on a unique young company that believes that everyone should have the power to make educated, informed decisions about buying and selling antiques, art, and collectibles.

Over the past two years, Worthpoint has been transitioning towards a new billing system called Zuora, as the original billing system, Avangate, was not effective and negatively affected the company's net billings. Around the same time, WorthPoint introduced new services to users, offering a wider range of resources and tools, which subsequently increased the average billing rate for users on Zuora compared to Avangate. What you will see below is how as net billings under Zuora continue to rise as a percentage of total billings, WorthPoint's year over year growth is also set to accelerate.

Comparative Billings over time: Zuora and Avangate



Illustrates Zuora becoming the primary source for billing revenue over older company Avangate over the past two years.

Average Monthly Billing Rate



Illustrates Zuora's higher billing rate and growth trend over Avangate from September 2015 to August 2016, after the introduction of additional services to users.

Cumulative Zuora Customers



Illustrates the growth in total WorthPoint members using Zuora from December 2014 to August 2016.

Net Monthly Billings (Zuora)



Illustrates total revenue from members using Zuora increasing from December 2014 to August 2016.

Conversion Rate to Trial - 7 Day Average



Illustrates WorthPoints conversion rate from a website visit to a trial subscription increasing from December 2014 to July 2016.

1-Year PPC Return on Marketing Investment (%)



Illustrates an increasing return on pay per click (PPC) marketing spend over the past 1.5 years.
Please note the reduced return for Aug-15 can be attributed to the increased marketing spend compared to previous months, and the 30-60 days tuning of the campaign for the increase/decrease in spend.

Daily Average Website Session Time



Illustrates how the average time spent on site by visitors has continued to increase over the past two years.

Click to enlarge.

WORTHPOINT 2016-2017 ROADMAP

Q4	Q1-2017	Q2-2017	Q3-2017	Q4-2017
Title/Description Advanced Search	Worthopedia eDirectory	M.A.P.S. Visual Recognition phase 2	MAPS Android Image recognition	Worthopedia Visual Recognition Phase 1
Saved Search Parameters	Taxonomy Project (Top Level)	Hire 9 new content people	WorthPoint Classifieds Rewrite	Cloud Infrastructure dual location redundancy
	User Submitted Articles & Videos	Data Extraction and Load Improvements	Worthopedia android image recognition	WorthPoint Feather Lite Product Membership
	Category Landing Pages (sub-landing)	User Submitted Worthopedia Items	Data repository for business reporting	Digital Postcard Release
	Release Bing/Yahoo Search Throttle limits	Auction House Loading Template	Auction House Data Load Schedule	Worthopedia iOS Image Recognition
	Start Coin Taxonomy	User Submitted Library Items	Weapons, Clocks, Furniture Taxonomy additions	Priceminer 2 Product Release
	Hire Data Architect	Data production reporting	WorthPoint Estate Sales added to e-directory	Sponsorship Level Advertisement
		Hire full time SEO Architect	Search Spelling Checker	5 Additional Taxonomies (300 sub landing pages)
		Add second SCRUM team		Add third SCRUM team
		Hire Tech(product) lead/Scrum master		Historical facial recognition database military button backs
		Complete Coin/Glass/ Militaria Stamps Taxonomy		

FOUNDER



Will Seippel, CEO

A seasoned entrepreneur, Seippel has over 25 years of operational and financial experience. He has been involved in successfully negotiating over 20 acquisitions in his career and played a leading role in structuring complex transactions that have raised $5 billion in capital, including two that received the prestigious Institutional Investor Deal of the Year Award.

MEET THE TEAM



Antoine Lyseight, CTO

Lyseight is a veteran information technology leader in software development and product delivery, systems integration, point-of-sale, and e-Commerce as a result of deep experience with multiple Fortune 500 companies such as Home Depot, IHG, Turner Broadcasting, and Autotrader.com, as well as many other growth-phase companies and technology startups. He studied Computer Engineering at Georgia Tech and received his BBA from Georgia State University College of Business.



John Hale, VP Finance

Hale is a licensed CPA for over 20 years, with experience in managing the finance and accounting infrastructure of companies in various start-up and growth modes, raising more than $100 million in equity financing. He has a B.S. in Accounting from the University of Alabama.



Neal McAtee, Financial Advisor and Board Member

McAtee is a five-time Wall Street Journal All-Star chartered financial analyst professional with 25 years of experience working as a Portfolio Manager at Reliant Investment Management, LLC; founder and managing member of Red Rock Partners, LLC; GP and Investment Manager for Red Rock Fund, LP, Managing Director and Equity Analyst at Morgan Keegan. He has a B.A. in Mathematics and Economics from Rhodes College and an M.B.A. in Finance and Accounting from Vanderbilt University.



Alex Rascanu, M.A.P.S. Content

Rascanu has extensive experiences with international relationships while working intently with WorthPoint for six years. He is a graduate of the Romanian-American University.



Robbin Levin, Reseller Sales

Levin has been a nationwide eBay & eCommerce Sellers Meetup Community Leader and guest speaker for over five years with a total of 13 years of seller experience and social media consulting, partnering with eBay to strengthen community relations.